May 15, 2008

Via EDGAR and Federal Express

U.S. Securities and Exchange Commission

100 F Street, N.W.

Mail Stop 7010

Washington, DC 20549-6010

Attn:	Anne Nguyen Parker

Re:	Open Energy Corporation Post-Effective Amendment No. 2 on Form SB-2 Filed January 9, 2008 File No. 333-136987 Form 10-KSB Filed September 13, 2007 File No. 0-50450

Dear Ms. Parker:

On behalf of Open Energy Corporation (“Open Energy” or the “Company”), we are responding to the Staff’s telephonic comments as of April 20, 2008, relating to the above-referenced Post-Effective Amendment No. 2 on Form SB-2 (the “SB-2”) and Form 10-KSB.  Simultaneously with mailing of this response letter, the Company will file Post-Effective Amendment No. 3 to Form SB-2 Registration Statement on Form S-1, which will deregister the shares on the SB-2.  For your convenience, we have repeated the Staff’s comments below in bold face type before each of our responses below.  References to “we,” “our” or “us” mean the Company or its advisors, as the context indicates.

General

1.	Please include the risk factor you proposed in your letter to the Staff dated March 31, 2008. Also, please quantify the potential exposure of such deregistration in some manner.

The Company respectfully acknowledges the Staff’s comment and shall provide substantially the following disclosure in its Annual Report on Form 10-KSB for the fiscal year ended May 31, 2008 (the “10-KSB”):

“On March 30, 2006, we entered into a Convertible Debenture Agreement, or the Debenture Agreement, with Cornell Capital Partners, L.P., or Cornell, whereby we issued convertible debentures and warrants to Cornell.  In May of 2007, we entered into a letter agreement, or the May Letter, whereby Cornell elected to waive a condition of the Debenture Agreement that stated that Cornell could own no more than 4.99% of the Company.  The May Letter also stated that the Company elected to waive a provision of the Debenture Agreement relating to the conversion limitation in any thirty (30) day period.  The May Letter may have resulted in a violation of Section 5 of the Securities Act of 1933.

If our entering into the May Letter was held to be in violation of the Securities Act of 1933, we could be required to repurchase securities sold in such offering by Cornell. See the risk factor ‘If a letter agreement with one of our investors were held to be in violation of Section 5 of the Securities Act of 1933, we could be required to repurchase certain securities sold in the related offering,’ on page      of this report.”

In addition, the Company will provide substantially the following risk factor disclosure in its 10-KSB:

“If a letter agreement with one of our investors were held to be in violation of Section 5 of the Securities Act of 1933, we could be required to repurchase certain securities sold in this offering.

On March 30, 2006, we entered into a  securities purchase agreement pursuant to which we issued convertible debentures, or Debentures, and warrants to  Cornell Capital Partners, L.P..  In May of 2007, we entered into a letter agreement, or the May Letter, whereby Cornell elected to waive a condition of the Debentures that stated that Cornell could own no more than 4.99% of the Company.  The May Letter also stated that the Company elected to waive a provision of the Debentures relating to the conversion limitation in any thirty (30) day period.

While we do not believe it to be the case, the May Letter may have resulted in a violation of Section 5 of the Securities Act of 1933.  However, if the May Letter was held by a court to be in violation of the Securities Act of 1933, we could be required to repurchase any shares held by Cornell and the shares sold by Cornell in such offering at the original purchase price, less any amounts previously paid by us to Cornell in partial redemption of the Debentures or received by Cornell from the sale of shares of our common stock into which the Debentures were converted in part, plus statutory interest from the date of purchase.  We sold an aggregate of $15 million in principal amount of Debentures to Cornell pursuant to the March 30, 2006 securities purchase agreement and we previously redeemed approximately $1.9 million in principal amount of such Debentures, and paid approximately $864,000 in interest on such Debentures.  In the event that we were required to repurchase shares our cash position would be reduced by the amount  of shares we were required to repurchase.  There can be no assurance that we would have sufficient cash available to meet such obligation as well as our continuing operating requirements or that, if additional financing were required, that such financing could be obtained on terms acceptable to us, if at all.  We would contest vigorously any claim that a violation of the Securities Act of 1933 occurred.”

As mentioned in our letter to the Staff dated March 31, 2008, the Company stated that it would include the risk factor in its Quarterly Report on Form 10-QSB (the “10-QSB”) for the quarterly period ended February 29, 2008, but the Company did not receive such comment in time to include such risk factor in the 10-QSB.  For that reason, the Company will include the aforementioned disclosure and risk factor in its 10-KSB.

2.	Please explain what you are going to do with the SB-2 MEF you filed on September 18, 2007 and how you will deal with that in light of the fact that you plan on shares registered on the POS AM SB-2/A:

The Company acknowledges the Staff’s comment.  Simultaneously with the filing of the SB-2, the Company will also file Post-Effective Amendment No. 1 to Form SB-2 Registration Statement on Form S-1, which will deregister its shares.

*  *  *  *  *  *  *  *  *  *

We would very much appreciate the Staff’s prompt review of this letter.  Should you have any follow-up questions, please call Martin J. Waters at (858) 350-2308 or the undersigned at (858) 350-2364.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Anthony G. Mauriello
Anthony G. Mauriello

Enclosures

cc:

Donna Levy, U.S. Securities and Exchange Commission
David P. Saltman, President and CEO, Open Energy Corporation
Martin J. Waters, Wilson Sonsini Goodrich & Rosati, P.C.
Dalton Sprinkle, General Counsel and Senior Vice President, Open Energy Corporation